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HOMESIDE LENDING, INC


As of September 30, 1998 and for the period from February 11, 1998 to September 30, 1998, HomeSide Lending, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, HomeSide Lending, Inc. had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively.

William Glasgow, Jr.
Executive Vice President


December 11, 1998
Date

Post Office Box 44090, Jacksonville, FL 32231-4090  904-281.3000